EXHIBIT 3

Media Release

5 June 2003

Mayne acquires Gippsland Pathology Service

Mayne today announced that it will acquire the remaining 68 per cent shareholding in Gippsland Pathology Service (GPS) for $14.0 million. Mayne has held a 32 per cent stake in GPS since June 2000 and will acquire the remaining interest through the exercise of an option that was granted at that time and was exercisable in the period 1 April to 30 June 2003. It is expected to complete on 1 July 2003.

GPS has a turnover in excess of $20 million a year and provides services throughout the Gippsland region in Victoria with six laboratories. GPS also has contracts to service a number of public hospitals in the region.

The acquisition complements Mayne’s existing pathology business in Victoria and provides the opportunity to reduce costs by leveraging the group’s existing infrastructure. The acquisition will be immediately accretive to earnings per share.

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